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Hey <<First Name>>,

We're very proud and we'd love to thank you all for helping us reach our crowdfunding maximum in less than a month. We can't stop here though.

Because many of our members and supporters are still making investment reservations, **we decided to increase the maximum amount and enable additional investments.**


Crowdfunding Maximum Reached

For all of you that have already made your investment reservations, nothing changes. You will receive an email from WeFunder shortly asking you to confirm your reservations.

For anyone wanting to make a reservation, simply go to our campaign page and follow the steps.

And if you want to spread the word about it, here are some suggestions:

1. Share our pitch page on your social media like Facebook, Twitter, Linkedin, or Instagram, and ask your friends to check it out
2. Share our pitch page to your favorite Facebook groups
3. Share our pitch page with your friends over text or email

To make it even easier, feel free to copy/paste this prompt directly:

I've just invested in the #HOLOFIT VR fitness app! It's got great potential so make sure you check it out before the round closes 🎉

https://wefunder.com/holodia

Our Webinar is coming up

And did you already register for our webinar where Bojana, Holodia COO will talk about the great potential VR fitness has to offer? It's on August 12, 2022, at 9 am EST so save the date.

It's completely free: you just have to register your attendance.

Register for free


Live Webinar
With massive investments from the tech giants, VR is primed for huge growth and mass adoption
Register today!

Finally, we'd once again love to thank you for your support! It means a lot to us and we can't wait to share more amazing updates with you.

If you have any questions, don't hesitate to email me.

Best,
Bojana from Holodia

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.